As filed with the Securities and Exchange Commission on December 17, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...	Form ...40-F...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes......	No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............................N/A..............................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford Name: P A Stafford Title: Assistant Group Secretary Date: December 17, 2003

HSBC Holdings plc

The world's local bank

Commercial Banking - CMB

A Global Business With Enormous Potential

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Overview of the global Commercial ('CMB') business

- **CMB framework for success**
  - Deliver the Global CMB Proposition
  - Maximise opportunities from global reach
  - Enhance our capacity to promote cross border CMB business
  - Spread best practice
  - Benefit from unified e-business platform

Managing CMB on a global basis

- **CMB is a major and growing business with 2. 2m customers**
  - profit on ordinary activities before tax (cash basis) US$1.6bn (six months to 30 June 03)
  - loans and advances to customers US$101bn
  - customer liabilities US$104bn
- **CMB is a business of significant scale by geography**


PFS
30%
CMB
24%
Consumer
Finance
9%
Private
Banking
4%
CIBM
33%

Pre-tax profits cash basis - June 2003


North America
18%
South America
3%
Asia Pacific
36%
Europe
43%

Global line of business

- **CMB - Director: David Eldon**
  - supported by joint heads of Global CMB
  - one in London
  - one in Hong Kong

- **Established Global CMB Steering Group with representatives embracing all major markets:-**
  - UK
  - France
  - Hong Kong
  - USA
  - Mexico
  - Brazil

- **Full time global role being implemented to drive delivery**

The CMB proposition

- Build upon common terminology/sector reporting
- Deliver benefit from co-ordinating developments globally
- Recognise the synergistic benefits of a focused global approach
- Manage our customers on a segmented basis

RELATIONSHIP MANAGED

MME

- Higher value, largest customers
- Named relationship manager responsible for relationship/business development
- Multi-channel service delivery
- Individually tailored solutions

SME

COLLECTIVELY MANAGED

- Mass market customers
- Nominated branch contact in case of need
- Business development primarily driven through outbound telephone contact
- Multi-channel service delivery
- Packaged solutions with room for negotiation

- Micro businesses with limited banking needs
- Limited proactive business development
- Multi-channel service delivery
- Packaged solutions

Encourage transfer of best practice

- We have tremendous opportunities
- Examples include:
  - Hong Kong has a successful General Insurance proposition not seen elsewhere
  - Well-established trade and payments services in Asia-Pacific - named as best Trade Finance Bank and best Payments Bank in Asia
  - Malaysia has developed and installed bulk cheque deposit machines and have successfully migrated transactions away from expensive counters to the machines
  - UK has expertise in Franchising, Invoice Finance and Vehicle Finance
  - UK has introduced Invoice Finance model in Middle East
  - Malaysia and the UK have Islamic banking expertise and products
  - Factoring and Forfaiting are well-established in Hong Kong, Singapore and Korea
  - Argentina has a sizeable insurance business

- Recognise where we are successful and share on a global platform for example: in the UK strong feedback from market research confirms our leading position.
  - 'Best Clearing Bank for Small Businesses' (Forum of Private Business 2002)
  - 'Best Bank for Business 2002' (UK 200 Group)
  - 'Factor of the Year' (Trade Finance Magazine 2003)
  - 'Best Trade Finance Bank 2003' (The Asset Magazine)

Start up market

➢ **Our market share has grown strongly over the last two years:**



%
30
25
20
15
10
5
0
20.8
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
HSBC

Source: Business Stats Tracking Study NOP

Bank image - UK customers

➢ **We have continued to perform strongly across a range of customer measures when compared with peer UK banks**

Customer importance ranking

Qualities	HSBC	LTSB	NatWest	Barclays
Professional	86	83	77	76
Convenient local branches	90	86	90	85
Understand/satisfy fin. needs	76	62	61	61
Approachable	81	80	76	72
Recognises your value	65	54	47	51
Organisation you can trust	79	67	66	68
Easily available expert advice	68	67	62	67
Treats me as an individual	65	58	65	57
Prods/servs easy understand	64	64	64	59
Good rep. Business provider	73	57	71	62
Decisive	65	56	57	53
Innovative/tailored solutions	50	43	39	41
Bank valuable bus. Partner	65	55	57	56
Innovative - good ideas	50	41	39	44
Truly global	87	35	38	57
Ranking Score (4-top, 1-bottom)	60	36	33	26

- Best
- Second best
- Third best
- Worst

September 2003

Source: Business Stats Tracking Study NOP

HSBC

Enhance capacity for cross-border CMB business

- There is clear evidence that CMB businesses recognise our global reach. We are able to capitalise on the Group's strong brand and image as World's Local Bank to capture customers' business in different countries

- We have improved account opening process - some documents now available on Group intranet. We will develop further.

For the Future:

- We will establish global CMB management web linking Trade, Payments and Cash Management, Insurance and Asset Management to drive solutions on a global basis

- We will develop a comprehensive suite of branded products

HSBC

Unified e-business platform development

- Enables us to deliver best practice in a consistent and disciplined manner
- Brings the major benefit of low cost delivery
- Approximately 22% global e-business penetration and growing
- Up from 13% in January 2003
- Payments are also up - average 6 payments per active customer in September 2003 generating valuable fee income from remittances, trade services etc.


REGISTERED/ACTIVE
Registered customers
Active customers
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

2003


PAYMENT VOLUME
1900
1800
1700
1600
1500
1400
1300
1200
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

2003

HSBC


HSBC

HSBC Holdings plc

The world's local bank

Corporate, Investment Banking & Markets

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Corporate, Investment Banking and Markets generates over 30% of Group profits


Total Group pre-tax profits 1H2003
Private Banking
(US$268m)
4%
Corporate, Investment
Banking & Markets
(US$2,237m)
33%
Personal Financial
Services
(US$2,082m)
30%
9%
24%
Consumer Finance
(US$649m)
Commercial Banking
(US$1,647m)

HSBC

We have a strong management team ...

CIBM Co-Heads

Stuart T. Gulliver

- HSBC – 23 years
- Experienced Global Treasury & Capital Markets business leader
- Built up HSBC Asian Treasury operations to number one position
- Excellent reputation in Markets risk management

John J. Studzinski

- Joined HSBC June 2003
- Morgan Stanley – 23 years
- Leader in M&A and client relationship management
- Excellent CEO client relationships in Europe and Americas
- Built up Morgan Stanley's Investment Banking Division in Europe from 1984 to 1996 to top 3 position

… and a management structure that recognises both the primary and secondary markets …


CIBM
Co-Heads – Stuart Gulliver and John Studzinski
Corporate and Investment Banking
Global Markets
Sector Management
Transaction Banking
Investment Banking
Credit and Relationship Lending
Debt and Equity Origination and Financing
Foreign Exchange
Secondary Fixed Income
Equities
Balance Sheet and Liquidity Management
Derivatives
Research*

* Managed joint by John Studzinski and Stuart Gulliver

HSBC

… but our coverage model emphasises our relationship approach to client servicing

- Understanding totality of client requirements
- Sector based approach
- A full range of value added solutions
- Global / local delivery



Client
Banking Services
Advisory and Financing
Risk Management
Investor Services
Relationship Management
Transaction Banking
Credit and Lending
Financing
Investment Banking
Global Markets
Research
Greater China and Asia
Americas
Europe and Middle East
Emerging Europe and Africa

Our management structure is still relatively new but evolving ...

- Integration of Corporate & Institutional Banking (CIB) and Investment Banking & Markets (IB&M) only one year ago
- Formation of Global Markets in November 2002
- Consolidation of Transaction Banking under Iain Stewart in April 2003
- Appointment of co-heads (Gulliver / Studzinski) in May 2003, Global business management introduced June 2003

… but we have a clear set of strategic objectives ...

- Build a seamless business focused on Group clients
- Ensure a client facing organisation, unifying and strengthening relationship management and origination
- Provide comprehensive coverage of our client base
- Deliver group expertise in selected global product areas
- Ensure credit quality, risk management tools and portfolio management are at the heart of our business
- Provide a facilitating organisation structure

… and embedded principles

- **Understanding and supporting our clients long-term financial and commercial aspirations**
  - Conducting a two way global client relationship and dialogue based on integrity, trust and partnership
  - Acting as a trusted industry advisor and market expert to support our clients in the development of their business
  - Providing global markets acumen, risk management and advice and market liquidity to corporate and institutional clients worldwide
- **Creating long term shareholder value for clients and HSBC alike**

Our businesses are at different stages of development


High
Recognition/Profitability
Lo
Markets
Asia Pacific
Markets
America
Markets
Europe
Lo
Market Share
High
Global Markets

HSBC

Our businesses are at different stages of development


High
Recognition/Profitability
Lo
Lo
Market Share
High
Debt Financing
Asia Pacific
Debt Financing
Europe
Debt Financing
Americas
Global Markets
Debt Financing

HSBC

Our businesses are at different stages of development



High
Recognition/Profitability
Lo
Transaction Banking Asia Pacific
Transaction Banking Europe
Transaction Banking Americas
Lo
Market Share
High
Global Markets
Debt Financing
Transaction Banking

HSBC

Our businesses are at different stages of development


High
Recognition/Profitability
Lo
Lo
Market Share
High
Credit & Lending Asia Pacific
Credit & Lending Europe
Credit & Lending Americas
Global Markets
Debt Financing
Transaction Banking
Credit and Lending

HSBC

Our businesses are at different stages of development



High
Recognition/Profitability
Lo
Lo
Market Share
High
Investment Banking Europe
Investment Banking Asia Pacific
Investment Banking Americas
Global Markets
Debt Financing
Transaction Banking
Credit and Lending
Investment Banking

HSBC

… but our business goals are clear …

CIBM Goals

- Top Relationship Banker to largest companies globally
- Recognised Industry and Sector Experts
- Leading player in Global Markets

Transaction Banking

- Global Leader in Trade, Payments and Cash Management and Securities Services

Research

- Recognised Leader in provision of sector-based research

Credit and Lending

- Top 5 Banker to largest companies globally
- Optimised use of balance sheet
- Minimised credit losses

Global Markets

- Top 3 FX globally
- Top 5 Derivatives globally
- Top 5 Secondary debt
- # 1 Precious Metals

Financing

- # 1 DCM Asia
- Top 2 Syndicated Finance Asia
- Top 3 Syndicated Finance Europe
- Top 5 International DCM
- Top 12 Equity linked Capital Markets

Investment Banking

- Asia: Top 3-5 M&A
- Europe: Top 5-7 M&A
- Americas: Top 7-10 M&A

HSBC

… and our business has strong momentum


Euro Market Bonds
6
4
2
0
-2
Change in Market share 01-03
2003 Market share
+
-
HSBC
SocGen
Barc Cap
ABN
Bof A
UBS
CSFB
BNP
Citi
Deutsche
Morgan Stanley
Goldmans
Merrill
JPM

Source: Bloomberg

HSBC

… and our business has strong momentum

Asia Market Bonds



7
5
3
1
-1
-3
-5
-7
Change in Market share 01-03
Merrill
HSBC
Morgan Stanley
Deutsche
ABN
Barc Cap
BofA
CSFB
Goldmans
UBS
Citi
JPM
+
-
2003 Market share

Source: Bloomberg

HSBC

… and our business has strong momentum

International Bonds



3
1
-1
-3
Change in Market share
01-03
HSBC
SocGen
BNP
ABN
Barc Cap
BofA
Deutsche
Citi
CSFB
Morgan Stanley
UBS
Goldmans
Merrill
JPM
+
-
2003 Market share

Source: Bloomberg

HSBC

… and our business has strong momentum



Global M&A
Change in Market share 01-03
6
4
2
0
-2
-4
-6
HSBC
Citi
Goldmans
Deutsche
UBS
JPM
Morgan Stanley
CSFB
Merrill
+
-
2003 Market share

Source: Thompson Financial

HSBC

Specific plans are in place to achieve our objectives

Business Area

Global Client Relationship Management

- Implement sector segmentation
- Develop CIBM sector head role with defined accountability
- Strengthen business with high-level recruitment in key areas
- Produce annual plans for top clients and introduce quarterly pipeline reviews
- Strengthen training for relationship managers to ensure effectiveness with clients

HSBC

Specific plans are in place to achieve our objectives

Business Area

Global Client Relationship Management

Global Transaction Banking

- Position Transaction Banking as a single business line
- Strengthen the relationship management function and actively target financial institutions
- Increase cross-border sales within the Commercial Banking (Middle Market) segment
- Enhance delivery channels

Specific plans are in place to achieve our objectives

Business Area

Business Area	
Global Client Relationship Management	
Global Transaction Banking	
Global Investment Banking	➢ Develop global focused advisory business and establish core M&A and advisory group in US ➢ Review professional staff talent and fill key sector gaps with selective industry hires ➢ Develop competitive and retention oriented incentive schemes

HSBC

Specific plans are in place to achieve our objectives

Business Area

- Global Client Relationship Management
- Global Transaction Banking
- Global Investment Banking
- Global Credit & Lending
  - Manage HSBC balance sheet in terms of a global service proposition
  - Match quarterly pipeline reviews to interim and long term client plans
  - Review professional staff talent

Specific plans are in place to achieve our objectives

Business Area

Global Client Relationship Management

Global Transaction Banking

Global Investment Banking

Global Credit & Lending

Global Financing

- Develop Convertibles, Term Asset-Backed Securities and Mortgage-Backed Securities capabilities
- Strengthen US proposition

Specific plans are in place to achieve our objectives

Business Area

- Global Client Relationship Management
- Global Transaction Banking
- Global Investment Banking
- Global Credit & Lending
- Global Financing
- Global Markets
  - Strengthen global Currency Option capabilities
  - Develop Convertibles & Equity Derivatives product in Europe & Asia initially
  - Introduce Mortgage Backed Securities capabilities in US
  - Strengthen Corporate & Institutional Sales across all key geographies

HSBC

We are rebuilding our Equities business, reshaping our existing operations to develop a client-led model for the new activity



Sector/Client Selection
Market Making and Execution
Research
Retail and Private Banking
Corporates
Trading Clients
Classical Institutions

HSBC

North America is a top market priority

- **Strengthening Relationship Management with appointment of key sector heads**
- **Strengthen US Debt Capital Markets platform**
- **Develop key product capabilities**
  - Term Asset-Backed Securities
  - Mortgage-Backed Securities
- **Establish core M&A and Advisory group**

Achievement of our objectives is not without risk – but we are well positioned to succeed

Risk	Risk Mitigation
➢ Short term profits squeeze as we invest for growth	➢ Clear timeframe and accountability for investment
➢ Failure to attract key industry product and regional hires	➢ A number of key hires already secured enhancing our position to attract new recruits
➢ Loss of core staff to industry or competitors	➢ Strong HR emphasis to create diverse, motivated workforce
	➢ Reinforced with competitive and retention-oriented compensation

HSBC

HSBC is committed to a relationship driven, client facing Corporate and Investment Bank. Our core values are integrity and trust. We understand our clients' aspirations and strategic objectives globally and locally and create long-term value for clients and our shareholders alike – so that when our clients do well, we do well.

HSBC


HSBC

HSBC Holdings plc

The world's local bank

IT Strategy

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

HSBC Philosophy

- Standardisation
- Self sufficiency
- Centralisation
- Careful timing of technology adoption

Competitive Advantage

- Lowest cost
- Speed of implementation
- Deliver global products


Visibility
Key: Time to Plateau
Two to five years
Five to 10 years
More than 10 years
Instant Messaging, Retail
Web Services
Mobile Applications, Corporate
Mobile Payments
Sales Planning and Pricing Tools
Partner Relationship Management
Network Identity Services
Mobile Applications, Retail
Corporate Instant Messaging
Grid Computing
Artificial Intelligence
Biometrics
Chip-Based Cards, Corporate
Contact Chip Cards, United States
E-Signatures
Speech and Voice Technologies
Document Imaging
E-Tags
Business Rule Engines
Intelligent Agents/ Push Technology
Document Management/Archive
Contact Chip Cards, Europe
Data Mining
As of June 2003
Technology Trigger
Peak of Inflated Expectations
Trough of Disillusionment
Slope of Enlightenment
Plateau of Productivity
Maturity
Source: Gartner Research (June 2003)

HSBC



IT Operating cost
Transaction unit cost USD
3,000
2,500
2,000
1,500
1,000
500
0
USDm
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Excludes Bital & Household
CCF
Republic
Bamerindus
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Cost USDm
transaction unit cost

HSBC

➢ 5 Layer Architecture

- flexibility to local needs
- global scale, lower cost


Device
Presentation Logic
Business Process Management
Enterprise Application Integration
Enterprise Services and Data

HSBC

- **Multi-Channel**

  includes branch teller, phone (voice), self-service devices, Internet, cards, host-to-host

  - customer choice and experience
  - migrate interaction to less expensive channels
  - additional revenue streams

- **Information Driven**

HSBC

crosoft PowerPoi
Presentation


HSBC

HSBC Holdings plc

The world's local bank

Managing For Growth

The Financial Model

HSBC

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

- In order to fully pursue the opportunities our platform for growth offers we plan to maintain our proven financial framework:
  - Strong Capital
  - Sound Liquidity
  - Diversified Risk
  - Debt Capital Market Confidence
  - Progressive Dividends

HSBC

Strong Capital - Tier 1 Capital


9.7
8.5
9.0
9.0
9.0
8.5
10.0
9.0
8.0
7.0
6.0
%
5.0
4.0
3.0
2.0
1.0
-
1998
1999
2000
2001
2002
H103

HSBC

Source and Application of Tier 1 Capital

	US$m	US$m
Opening tier 1 capital at 1 January 1999		29,352
Attributable profits	27,786	
add back: Goodwill amortisation	2,996	
Cash Profits		30,782
Dividends	(18,939)	
add back: Shares issued in lieu of dividends	3,956	
		(14,983)
Equity capital issuance	26,384	
Innovative tier 1 capital issued	4,749	
Redemption of preference shares	(875)	
Capital Raised		30,258
Goodwill deducted		(30,798)
Other (including exchange movements)		3,649
Closing tier 1 capital at 30 June 2003		48,260

How has equity been rewarded

From	TSR*
1 January 1999	209
1 January 2000	122
1 January 2001	103
1 January 2002	121
1 January 2003	135

* TSR measured to 21 Nov. 2003

Revenue, Operating and Attributable Profit per share



200
180
160
140
120
100
80
Index
1998
1999
2000
2001
2002
H1 2003*
Revenue
Operating Profit before provisions
Attributable Profit

*Annualised

HSBC

Liquidity


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
US$ m
US$ 106 bn
US$ 99 bn
DEC98
DEC99
DEC00
DEC01
DEC02
June 2003
Loans & Advances to Banks and Liquid Securities
Deposits by Banks and Debt Security Liabilities

HSBC

Advances to Deposits ratio



100%
80%
60%
40%
20%
0%
76.2%
70.4%
67.9%
68.6%
71.1%
92.0%
1998
1999
2000
2001
2002
H1 2003

HSBC

Diversified Risk

Profit Before Tax cash basis


1998
June 2003
15.0%
3.6%
0.6%
43.9%
36.9%
26.6%
1.0%
34.7%
10.9%
26.8%
Europe
Hong Kong
Asia - Pacific
North America
South America

Loans & Advances


1998
June 2003
6.9%
15.6%
25.7%
13.3%
13.2%
25.3%
11.6%
10.1%
28.4%
9.2%
15.9%
24.8%
Residential Mortgages
Other Personal
Commercial Trade
Commercial Property
Other Commercial
Financial

HSBC

Risk-adjusted operating margin increased



6
5
4
%3
2
1
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1H03



6
5
4
%3
2
1
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1H03

As a % of average risk weighted assets

- Operating profit after provisions, excluding goodwill amortisation
- Bad Debt Charge
- Operating profit after provisions, excluding goodwill amortisation

HSBC

Debt Capital Markets Performance

	June 1999	June 2003
Subordinated debt (US$ bn)	11	21
Debt Securities in issue (US$ bn)	29	145

Lower tier 2 spreads	June 1999	June 2003
- HSBC Holdings plc	T + 158	T + 108
- RBS	T + 133	T + 98

Lower tier 2 spreads following Household acquisition

	13 Nov 2002	Nov 2003
- HSBC Holdings plc	T + 112	T + 80

HSBC

Progressive Dividends

	EPS Growth	Dividend Growth
Over 4 years	8.9%	14.5%
Over 10 years	9.4%	18.5%

Financial record to December 2002

Financial Model

Cash Basis	As % of Average RWA H1 2003	%
Revenue	7.54%	100.0
Costs	3.86%	-51.3
Operating Profit before provisions	3.68%	48.7
Provisions	1.01%	-13.5
Operating Profit after provisions	2.67%	35.2
Attributable Profit	1.98%	26.3
Return on net tangible equity	24.5%	

HSBC

Dividend Payout

Dividend Payout	Payout ratio before scrip	Payout ratio after scrip
1998	57.0%	44.3%
1999	51.5%	39.0%
2000	54.4%	37.9%
2001	76.2%	59.4%
2002	69.7%	61.2%
2003 June	50.0%	31.1%
Average for 5 years to 2002	61.8%	48.4%

Scrip dividend take-up



40
35
30
25
20
15
10
5
-
%
Average
1998 1st interim
1998 2nd interim
1999 1st interim
1999 2nd interim
2000 1st interim
2000 2nd interim
2001 1st interim
2001 2nd interim
2002 1st interim
2002 2nd interim
2003 1st interim

HSBC


HSBC